Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au


10015470

31 March 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary


SEC MAIL
RECEIVED
PROCESSING
SECTION
WASH, D.C.
APR 07 2010
200

cag_cosec_syd_prd/68580_1

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

29 March 2010

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000


MACQUARIE

Dear Sir/Madam


SEC MAIL
RECEIVED
APR 01 2010
WASH. D.C.
PROCESSING
SECTION

Macquarie Group Limited - Issued Ordinary Capital and Options Update - 1 February to 28 February 2010

Since the last notification to ASX on 19 February 2010 of the positions as at 31 January 2010:

(a) on 16 February 2010, 12,000 fully paid ordinary shares were issued at a price of $80.30 each on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited;

(b) on 26 February 2010, 4,000 shares were issued for Nil cash consideration pursuant to the retention agreements entered into with key Orion Financial Inc. ("Orion") employees shortly after completion of the acquisition by Macquarie of Orion in December 2007;

(c) since the last notification to ASX on 19 February 2010 of the positions as at 31 January 2010, the following options have been exercised (converting into one newly issued fully paid share per option):
- 5,000 options exercisable at $49.31 each and expiring on 8 February 2010 (MQG0288);
- 21,667 options exercisable at $45.14 each and expiring on 22 April 2010 (MQG0295); and
- 711 options exercisable at $31.99 each and expiring on 10 November 2013 (MQG0418).

Therefore, as at 28 February 2010, the number of issued fully paid ordinary shares was 334,848,611.

Since the last notification to ASX on 19 February 2010 of the positions as at 31 January 2010, there have been no new options issued.

Since the last notification to ASX on 19 February 2010 of the positions as at 31 January 2010, the following lapses of unexercised options were processed between 1 February 2010 and 28 February 2010:

- 45,975 options exercisable at $49.31 each and expiring on 8 February 2010 (MQG0288);
- 3,336 options exercisable at $49.47 each and expiring on 8 February 2010 (MQG0289);
- 25,618 options exercisable at $49.16 each and expiring on 22 February 2010(MQG0291);
- 40,576 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 8,332 options exercisable at $66.92 each and expiring on 8 November 2010 (MQG0319);
- 1,334 options exercisable at $61.33 each and expiring on 22 February 2011 (MQG0327);
- 1,468 options exercisable at $61.91 each and expiring on 22 March 2011 (MQG0329);
- 34,168 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 1,333 options exercisable at $79.33 and expiring on 22 January 2012 (MQG0359);
- 6,332 options exercisable at $82.57 each and expiring on 8 February 2012 (MQG0360);
- 3,654 options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- 40,669 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 2,667 options exercisable at $68.06 each and expiring on 22 August 2012 (MQG0381);
- 2,667 options exercisable at $79.38 each and expiring on 10 December 2012 (MQG0390);
- 7,697 options exercisable at $63.74 each and expiring on 8 February 2013 (MQG0394);
- 8,000 options exercisable at $47.29 each and expiring on 27 July 2013 (MQG0405);
- 53,692 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);

- 2,200 options exercisable at $53.91 each and expiring on 22 August 2013 (MQG0408);
- 3,000 options exercisable at $45.35 each and expiring on 8 September 2013 (MQG0411);
- 7,957 options exercisable at $31.99 each and expiring on 10 November 2013 (MQG0418);
- 3,000 options exercisable at $26.66 each and expiring on 22 January 2014 (MQG0423);
- 3,000 options exercisable at $37.17 each and expiring on 22 June 2014 (MQG0432);
- 3,000 options exercisable at $54.25 and expiring on 8 October 2014 (MQG0439); and
- 11,000 options exercisable at $48.48 and expiring on 8 December 2014 (MQG0441).

The number of options on issue at 28 February 2010 was 45,165,799 all exercisable into one share per option.

Yours faithfully

Nigel Donnelly
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 28 February 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0292	20,834	$49.51	8/03/2010
MQG0293	21,668	$49.57	22/03/2010
MQG0294	35,002	$47.82	8/04/2010
MQG0295	13,334	$45.14	22/04/2010
MQG0296	22,162	$49.31	8/04/2010
MQG0297	5,000	$45.89	9/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	8/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	15,388	$60.41	8/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	6,414,056	$63.34	1/08/2010
MQG0306	17,658	$62.13	8/08/2010
MQG0307	30,834	$63.34	8/08/2010
MQG0308	43,332	$63.33	22/08/2010
MQG0309	35,342	$65.72	8/09/2010
MQG0310	6,707	$63.34	8/09/2010
MQG0313	16,334	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	43,332	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	17,792	$66.92	8/11/2010
MQG0320	53,841	$70.60	22/11/2010
MQG0321	48,238	$68.24	8/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	16,702	$67.85	9/01/2011
MQG0324	10,818	$70.47	23/01/2011
MQG0325	61,478	$63.09	8/02/2011
MQG0327	19,037	$61.33	22/02/2011
MQG0328	57,000	$60.35	8/03/2011
MQG0329	16,005	$61.91	22/03/2011
MQG0330	68,835	$68.01	10/04/2011
MQG0331	23,406	$68.83	24/04/2011
MQG0333	61,459	$70.21	8/05/2011
MQG0334	15,000	$66.83	22/05/2011
MQG0335	17,333	$65.12	8/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	10,310	$68.03	10/07/2011
MQG0338	8,000	$62.75	22/07/2011
MQG0339	8,205,891	$61.79	1/08/2011
MQG0340	21,833	$61.79	8/08/2011
MQG0341	66,162	$60.99	8/08/2011
MQG0342	16,985	$61.79	22/08/2011

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 28 February 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0343	56,539	$61.03	22/08/2011
MQG0344	4,000	$61.79	8/09/2011
MQG0345	152,923	$64.43	8/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	29,916	$65.96	22/09/2011
MQG0348	3,060	$61.79	9/10/2011
MQG0349	73,483	$69.47	9/10/2011
MQG0350	4,000	$64.43	9/10/2011
MQG0351	10,948	$64.43	23/10/2011
MQG0352	30,000	$72.17	23/10/2011
MQG0353	53,582	$73.31	8/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	14,583	$74.11	22/11/2011
MQG0356	15,898	$71.92	8/12/2011
MQG0357	48,907	$75.57	22/12/2011
MQG0358	12,000	$78.24	8/01/2012
MQG0359	48,838	$79.33	22/01/2012
MQG0360	29,538	$82.57	8/02/2012
MQG0361	6,150	$83.55	22/02/2012
MQG0362	32,061	$80.01	8/03/2012
MQG0363	64,666	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	24,077	$85.30	10/04/2012
MQG0367	153,687	$87.73	23/04/2012
MQG0368	1,666	$60.41	8/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	2,666	$70.60	22/11/2010
MQG0371	51,338	$89.76	8/05/2012
MQG0372	81,984	$94.48	22/05/2012
MQG0373	4,000	$80.04	8/06/2012
MQG0374	37,066	$87.77	8/06/2012
MQG0375	31,000	$91.30	22/06/2012
MQG0376	80,473	$87.18	9/07/2012
MQG0377	47,874	$90.83	23/07/2012
MQG0378	40,050	$73.86	8/08/2012
MQG0379	8,854,464	$71.41	15/08/2012
MQG0380	50,032	$71.41	22/08/2012
MQG0381	55,692	$68.06	22/08/2012
MQG0382	78,543	$71.41	10/09/2012
MQG0383	112,079	$71.49	10/09/2012
MQG0384	1,000	$71.41	24/09/2012
MQG0385	97,405	$76.69	24/09/2012
MQG0386	476	$71.41	8/10/2012
MQG0387	54,334	$86.34	8/10/2012

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 28 February 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0388	66,345	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012
MQG0390	266,929	$79.38	10/12/2012
MQG0391	50,709	$74.30	24/12/2012
MQG0392	46,556	$72.27	8/01/2013
MQG0393	116,292	$64.40	22/01/2013
MQG0394	151,965	$63.74	8/02/2013
MQG0395	27,139	$54.69	22/02/2013
MQG0396	64,867	$47.79	10/03/2013
MQG0397	64,667	$51.34	25/03/2013
MQG0398	118,093	$56.79	8/04/2013
MQG0399	43,521	$59.16	22/04/2013
MQG0400	87,313	$63.09	8/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	77,387	$52.89	10/06/2013
MQG0403	20,000	$48.78	23/06/2013
MQG0404	47,000	$47.29	8/07/2013
MQG0405	42,288	$47.29	22/07/2013
MQG0406	48,087	$51.01	8/08/2013
MQG0407	15,372,763	$53.91	15/08/2013
MQG0408	91,823	$53.91	22/08/2013
MQG0409	120,938	$48.61	22/08/2013
MQG0410	19,709	$53.91	8/09/2013
MQG0411	136,000	$45.35	8/09/2013
MQG0412	96,919	$53.91	22/09/2013
MQG0413	127,667	$33.49	22/09/2013
MQG0414	86,569	$53.91	8/10/2013
MQG0415	108,324	$36.20	8/10/2013
MQG0416	132,186	$53.91	22/10/2013
MQG0417	71,576	$32.39	22/10/2013
MQG0418	75,307	$31.99	10/11/2013
MQG0419	37,000	$25.39	24/11/2013
MQG0420	48,000	$28.48	8/12/2013
MQG0421	37,000	$27.78	22/12/2013
MQG0422	69,000	$31.73	8/01/2014
MQG0423	21,000	$26.66	22/01/2014
MQG0424	28,000	$23.84	9/02/2014
MQG0425	11,000	$21.24	23/02/2014
MQG0426	25,332	$17.10	9/03/2014
MQG0427	21,000	$23.17	23/03/2014
MQG0428	123,000	$29.41	8/04/2014
MQG0429	69,000	$30.89	22/04/2014
MQG0430	41,000	$34.02	8/05/2014
MQG0431	6,000	$36.87	9/06/2014
MQG0432	18,000	$37.17	22/06/2014

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 28 February 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0433	67,000	$36.73	8/07/2014
MQG0434	24,000	$39.03	22/07/2014
MQG0435	23,000	$44.21	10/08/2014
MQG0436	8,000	$45.71	24/08/2014
MQG0437	56,000	$49.32	8/09/2014
MQG0438	56,000	$53.07	22/09/2014
MQG0439	39,000	$54.25	8/10/2014
MQG0440	25,000	$54.26	22/10/2014
MQG0441	13,000	$48.48	8/12/2014
	45,165,799		

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael J Hawker
Date of appointment	22 March 2010

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
N/A

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
▪ Dayera Pty Limited ATF Hawker Family Trust, a Trust of which Michael Hawker is a beneficiary.	▪ 4,103 Macquarie Group Limited ordinary fully paid ("MQG") shares; and ▪ 550 Macquarie Convertible Preference Securities ("MQCPA").

▪ Dayera Pty Limited ATF Hawker Family Super Fund, a Fund of which Michael Hawker is a beneficiary.	▪ 200 Macquarie Convertible Preference Securities ("MQCPA").
▪ Macquarie Super Fund Wrap Account ATF Michael John Hawker, a Fund of which Michael Hawker is a beneficiary.	▪ 250 Macquarie Convertible Preference Securities ("MQCPA").
▪ Macquarie Super Fund Wrap Account ATF Michael John Hawker, a Fund of which Michael Hawker is a beneficiary.	▪ 12,194 Macquarie Wrap Cash Account ("MWCA") $1.00 units.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

29 March 2010

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited		
ABN	46 008 583 542	&	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael J Hawker
Date of appointment	22 March 2010

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
N/A

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
▪ Dayera Pty Limited ATF Hawker Family Trust, a Trust of which Michael Hawker is a beneficiary.	▪ 4,103 Macquarie Group Limited ordinary fully paid ("MQG") shares; and ▪ 550 Macquarie Convertible Preference Securities ("MQCPA").

+ See chapter 19 for defined terms.

▪ Dayera Pty Limited ATF Hawker Family Super Fund, a Fund of which Michael Hawker is a beneficiary.	▪ 200 Macquarie Convertible Preference Securities ("MQCPA").
▪ Macquarie Super Fund Wrap Account ATF Michael John Hawker, a Fund of which Michael Hawker is a beneficiary.	▪ 250 Macquarie Convertible Preference Securities ("MQCPA").
▪ Macquarie Super Fund Wrap Account ATF Michael John Hawker, a Fund of which Michael Hawker is a beneficiary.	▪ 12,194 Macquarie Wrap Cash Account ("MWCA") $1.00 units.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

29 March 2010